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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-19871

                           NOTIFICATION OF LATE FILING


[X]      Form 10-K for period ended December 31, 1999

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                    CytoTherapeutics, Inc.
Former name if applicable:
Address of Principal Executive Office:      525 Del Rey Avenue, Suite C
City, State and Zip Code:                   Sunnyvale, CA 94086

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate). [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not filed within the prescribed time period.

In June 1999, the registrant announced its plans to wind down its encapsulated cell therapy operations and its operations in Rhode Island. In November 1999, the registrant relocated its corporate headquarters to Sunnyvale, California. Since that time, the registrant has devoted substantial attention and effort to winding down its Rhode Island operations, attempting to leverage its excess assets remaining from the wound-down operations, and restructuring its operations to focus its resources on the research and development of its proprietary stem cell technology platform. In addition, for the past two months, the registrant's management has been actively focused on discussions relating to proposed transactions with and equity investments in the registrant. The foregoing matters have required significant attention from management, which has resulted in an inability to file timely the registrant's Form 10-K for the fiscal year ended December 31, 1999. The registrant hereby represents that such reasons causing the inability to file timely the Form 10-K could not be eliminated by the registrant without unreasonable effort or expense. The registrant also hereby represents that the Form 10-K will be filed no later than the 15th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                            George W. Dunbar, Jr.            (408) 731-8670
                            (Name)                           (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No



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         If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                    CytoTherapeutics, Inc.
                                    ----------------------
                         (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    March 30, 2000                     By: /s/ GEORGE W. DUNBAR, JR.
                                              ---------------------------
                                                 George W. Dunbar, Jr.
                                                 Acting President and CEO



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